UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025, it will proceed to make payment of the second installment (USD $32.5 million) of the cash dividend of $0.013699 Mexican pesos per share (equivalent to USD $0.000746 per share) against the delivery of coupon 156 (one hundred and fifty-six) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Cemex Ordinary Participation Certificates (“CPO”) will receive $0.041097 Mexican pesos per CPO (equivalent to USD $0.002238 per CPO) and holders of Cemex American Depositary Shares (“ADS”) will receive USD $0.022380 per ADS in the second installment of the cash dividend, respectively.

The second installment of the cash dividend should be paid to holders of bearer shares and CPO holders on September 18, 2025 in Mexican Pesos, the amount of which was determined by applying an exchange rate of $18.3635 Mexican pesos per USD as determined by Banco de México on September 15, 2025. ADS holders are expected to receive the second installment of the dividend on or around September 25, 2025.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: September 15, 2025	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title:Chief Comptroller